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Game Over Bar and Arcade

Arcade

28 South Front Street
Wilmington, NC 28401
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This is a preview. It will become public when you start accepting investment.
THE PITCH
Game Over Bar and Arcade is seeking investment to up-fit existing downtown space including adding a ba
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Game Over Bar and Arcade is offering perks to investors. You earn perks based on your total investment a

Free Play for life Invest $1,000 or more to qualify. 50 of 50 remaining

Thanks for investing in the future of entertainment for the entire family in downtown Wilmington! In return
membership card that entitles you to free play of all arcade games for life!

This is a preview. It will become public when you start accepting investment.
THE TEAM
Dominic Pirozzolo

Our target market includes tourists to the downtown area, families in Wilmington and Northern Brunswick
Wilmington and Northern Brunswick County and Teens/Young adults in the local area.

Wilmington has an estimated population of 126,000 people with a metro area population over over 300,00
in the Wilmington area are families with an average house hold income of 92,000 per year.
Thousands of new higher end apartments have been built or are currently under construction in the down
Tourism generates over 600 million per year in Wilmington with almost half of this revenue being generate
Our business is located on one of the busiest and most visible corners in the downtown area.
Downtown has also seen a recent addition of a large amphitheater bringing in huge entertainers and poter
situated downtown.
This is a preview. It will become public when you start accepting investment.
LOCATION

Located at 28 South Front Street in North Carolina

This is a preview. It will become public when you start accepting investment.
THE COMPETITION

Current competition within Wilmington would include Jungle Rapids, Carolina Beach Arcade and Level One

Jungle rapids is a family entertainment facility. They offer arcade games, redemption games, go-carts, mir
alcohol available and the average price of games is very high. Most of the games within their arcade are ol
them are redemption style games.
Carolina Beach Arcade is on the boardwalk in Carolina Beach. It's around 45 minutes away without traffic a
games. No food or drinks are offered in the arcade but can be bought at other businesses on the boardwa
Level One has yet to open but had a soft opening.
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

Starting funds and investments will be used for the build out of 28 South Front Street to meet the needs o

This will include demolition work, adding a kitchen and bar and all trade work and finishings.
They will also be allocated towards the purchase of used arcade games that can't be leased.
We will also use equipment leasing to purchase any new arcade games.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Bar build out $25,000
Kitchen build out $40,000
Arcade/Pinball Games $5,500

Investor Agreement

2021 Balance Sheet

Game Over Bar and Arcade- LLC.pdf

Investment Round Status

Target Raise $75,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends September 24, 2021

Summary of Terms

Legal Business Name Game Over Bar and Arcade

Investment Structure Revenue Sharing Note

Investment Multiple 1.7×

Business's Revenue Share 3%-4.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2028

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Game Over Bar and Arcade's fundraisi
Arcade may require additional funds from alternate sources at a later date.

Forecasted milestones

Game Over Bar and Arcade forecasts the following milestones:

Secure lease in Wilmington, NC by August, 2021.

Hire for the following positions by December, 2021: Kitchen Staff, Floor Staff, Bartenders and Lead Repair

Achieve $1,000,000 revenue per year by ONE.

Achieve $250,000 profit per year by ONE.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of Game Over Bar and Arcade to make the payments you expect, and
back, depends on a number of factors, including many beyond our control.

decisions regarding Game Over Bar and Arcade. Furthermore, if the founders or other key personnel of Ga
Game Over Bar and Arcade or become unable to work, Game Over Bar and Arcade (and your investment)

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Game Over Bar and Arcade and the key persons will have no control. Changes in assumptions or their und
the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly fro
Consequently, there can be no assurance that the actual operating results will correspond to the forecasts
Over Bar and Arcade is a newly established entity and therefore has no operating history from which forec

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mo
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Game Over Bar and Arcade might need to raise more capital in the future to fund/expand operations, buy
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
Over Bar and Arcade is unable to obtain additional funding when needed, it could be forced to delay its bu
altogether.

Changes in Economic Conditions Could Hurt Game Over Bar and Arcade

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Game Over Bar and Arcade's financial perform
In the event Game Over Bar and Arcade ceases operations due to the foregoing factors, it can not guarant
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Game
will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Game Over Bar and Arcade's management will coincide: Arcade to be as successful as possible. However, your interests might be in conflict in other important are Game Over Bar and Arcade to act conservative to make sure they are best equipped to repay the Note obl Arcade might prefer to spend aggressively to invest in the business. You would like to keep the compensa want to make as much as they can.

Future Investors Might Have Superior Rights

If Game Over Bar and Arcade needs more capital in the future and takes on additional debt or other sourc have rights superior to yours. For example, they might have the right to be paid before you are, to receive voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with Game Over Bar and Arcade or management), which is responsible for monitoring Game with the law. Game Over Bar and Arcade will not be required to implement these and other investor protec

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Game Over successful than your initial expectations.

You Do Have a Downside

Conversely, if Game Over Bar and Arcade fails to generate enough revenue, you could lose some or all of y

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Game Over Bar and Arcade, and the revenue of Gam down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive a are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Limited Operating History

Game Over Bar and Arcade is a newly established entity and has no history for prospective investors to cc

This information is provided by Game Over Bar and Arcade. Mainvest never predicts or projects performar this information. For additional information, review the official Form C filing with the Securities and Exchan
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Game Over Bar and Arcade isn't accepting investments right now, but is trying to get a sense of how they not need to provide any money, and we won't be accepting money or selling securities, until all of its forms obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering so choose.

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